UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number 000-51180

Poly-Pacific International Inc.
(Translation of registrant's name into English)

4287B Dawson Street, Burnaby, BC V5C 4B3 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes _____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

			Poly-Pacific International Inc.
			(Registrant)

Date	July 10, 2007	By	*/s/ Randy Hayward*
			(Signature)*

Randy Hayward,
President
Acting Chief Executive Officer
Acting Chief Financial Officer
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description
99.1	News Release dated July 10, 2007

NEWS RELEASE

(For Immediate Dissemination)

Poly-Pacific Adds Director of Reclamation

July 10, 2007, **Poly-Pacific International Inc. (TSXV: "PMB-V" / OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ" ("Poly-Pacific" or the "Company")** is pleased to announce the results and provide an update on the Annual General Meeting of the Shareholders for the financial year ending December 31, 2006, held on July 6, 2007. Greg Pendura was newly elected to Poly-Pacific's Board of Directors, subject to regulatory approval. All returning directors were re-elected to the Board. Accordingly, the Board of Directors of Poly-Pacific consists of D. Randy Hayward, Dr. Edward Chambers, Mike Duff, David S. Tam, Richard Oravec and Greg Pendura.

Poly-Pacific is also advising on the successful approval of all items at the Annual General Meeting of the shareholders. The Board of Directors has agreed to work towards maximizing shareholder value for Poly-Pacific shareholders and to consider all options to achieve this goal during the next year.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc. An original founder of the company, he recently retired as President, CEO and Chairman of the Board. During his tenure with Resin Systems Inc., Mr. Pendura was instrumental in the company achieving a market capitalization of over $200 million as well as raising more than $100 million of investment capital during its formative years.

Mr. Randy Hayward, President and CEO states, "Mr. Pendura will be assisting management in strategic planning and building the team necessary to optimize the future development of the company's numerous business opportunities."

The company is further pleased to announce the appointment of Mr. Angus Ross, M.Sc., P. Eng. to the position of Director of Reclamation Operations, overseeing the McAdoo's Lane Landfill nylon reclamation project. Mr. Ross, from Kingston, Ontario, Canada, is a municipal and environmental engineer with over twenty year's experience in teaching, management and consulting engineering. Mr. Ross had a long and successful career as a professor and senior manager holding positions as Dean of Development and of Engineering Technology at the St. Lawrence College in Kingston, Ontario.

Mr. Ross subsequently worked as an Engineer for the municipality of the Township of Kingston during the 1970's and was responsible for the planning of the major water and sewer projects in addition to managing the technological operations, which included the McAdoo's Lane Landfill Site for the municipality.

Mr. Ross is a member of the Professional Engineers of Ontario, Canada. He is the author of a number of technical paper and training programs in the environmental field. He has organized and delivered training sessions for the Ontario Ministry of the Environment and for Environment Canada.

Randy Hayward, President and CEO states, "Mr. Ross's knowledge as a municipal and environmental engineer, combined with his experience with the Township of Kingston, where he oversaw the McAdoo's

Lane Landfill Site, will allow us to streamline the nylon reclamation project."

<u>About Poly-Pacific</u>

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (604) 293-8885 or by fax at (604) 293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release